

Mail Stop 7010

April 20, 2009

Via U.S. mail and facsimile

Mr. Joseph Hines
President and Chief Executive Officer
Spheric Technologies, Inc.
4708 East Van Buren Street
Phoenix, AZ 85008

> **Re:** **Spheric Technologies, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed April 2, 2009**
> **File No. 333-154274**

Dear Mr. Hines:

   We have reviewed your amended filing and your response and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Dilution, page 17

1. We have reviewed your response to comment 4 from our letter dated February 4, 2009 and note that the discussion of net tangible book value in the first paragraph indicates it is measured on a fully-diluted basis to account for shares that may be acquired within 60 days. However, the sentence immediately prior to the table at the end of this section indicates that you calculated net tangible book value based on the "undiluted" number of shares outstanding. Please reconcile.

Description of Business, page 18

2. We have reviewed your response to comment 4 from our letter dated February 4, 2009 and note the sources you cite in the last paragraph on page 18 and under "Application of Microwave Processing to Wastewater and Mining" on page 21. Please provide us with copies of these sources. Please also disclose in your filing whether the information represents the most recently available data and, therefore, remains reliable. Further, if you have funded or were otherwise affiliated with any of the sources that you cite, please disclose this. Otherwise, please confirm

that these sources are widely available to the public. If any sources are not publicly available, either file consents or explain to us why you are not required to do so under Rule 436 of Regulation C and Section 7 of the Securities Act. To expedite our review, please clearly mark each source to highlight the portion or section that contains this information and cross-reference it to the appropriate location in your filing. We may have comments after reviewing your response.

Financial Statements

Balance Sheets, page F-2

3.   Please revise your balance sheet to include a descriptive caption such as "deficit accumulated during the developmental stage" in the stockholders' equity section pursuant to paragraph 11(a) of SFAS 7. Please also revise your statement of stockholders' deficit accordingly.

Statements of Stockholders' Deficit, page F-4

4.   Please revise your statements of stockholders' deficit to provide inception to date information pursuant to paragraph 11(d) of SFAS 7. Please specifically provide the date and number of stock, warrants, rights or other equity securities issued for cash and for other consideration.

Statement of Cash Flows, page F-5

5.   We have read your response to comment 10 from our letter dated February 4, 2009. You indicated in your response that in subsequent periods when the long-term payable was reduced with cash payments, the change was also reflected as a financing activity. Please tell us the specific line items that include the adjustment that reflects the payment of the long-term payable related to your licensing fee as a financing activity.

6.   It appears that the issuance of the notes payable related to your licensing fee should be reflected as a noncash investing or financing activity in your inception to date column. Please revise your statements of cash flows accordingly. Please also tell us why the inception to date amount related to "licensing fee" is zero.

Note 3. Basis of Presentation, page F-6

7.   You indicate that you have incurred operating losses since inception of $2,999,724 at December 31, 2008. However, on page F-3, your statements of operations indicate operating losses since inception of $3,002,298 at December 31, 2008. Please revise or advise accordingly.

Note 4. Summary of Significant Accounting Policies, page F-7

Revenue Recognition, page F-7

8. We have read your response to comment 13 from our letter dated February 4, 2009. Your current disclosure does not clearly explain how you recognize installation revenue. Please expand your revenue recognition policy to specifically address how you recognize installation revenue in accordance with SAB 104 and EITF 00-21. Please specifically address how you determine whether installation is a separable unit of accounting in your sales arrangements.

Stock-Based Compensation, page F-8

9. We have read your response to comment 12 from our letter dated February 4, 2009. Please also reconcile the fair value you determined for your common stock to the anticipated IPO price of $6.00. It is still unclear how you determined your IPO price of $6.00 when your most recent equity transactions determined that the fair value of your common stock was $1.00.

Note 5. Property and Equipment, page F-11

10. During the years ended December 31, 2008 and 2007, depreciation expense was $26,187 and $61,069. Please tell us and disclose why depreciation expense was so low in fiscal 2008 as compared to fiscal 2007.

Note 11. Related Party Transactions, page F-15

11. On page F-16, you indicate that you determined that the noteholders had purchased the 300,000 warrants for $111,065 and had paid $288,935 for the debt based on the relative fair value of the debt and warrants. However, on page F-2, your balance sheet indicates that $198,935 was allocated to the debt. Please revise your disclosure accordingly. You also indicate that the $111,065 is being amortized as additional interest expense over the two year life of the debt. However, on page F-5, your statement of cash flows reflects the entire $111,065 related to warrants issued with debt as an adjustment to reconcile net loss to net cash used in operating activities. Pleas tell us how you determined that the entire $111,065 should be included as an adjustment to operating cash flows if the amount is being amortized over two years.

Exhibit 5.1

12. We have reviewed your response to comment 18 from our letter dated February 4, 2009 and reissue this comment with respect to the 1,333,334 shares being offered by your company. In this regard, we note that these shares have not been issued.

*   *   *   *

As appropriate, please amend the filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with the amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing the amendment and responses to our comments.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or Jeanne Baker, Assistant Chief Accountant at (202) 551-3691 if you have questions regarding comments on the financial statements and related accounting matters. Please contact Andrew Schoeffler, Senior Staff Attorney at (202) 551-3748 with any other questions or disclosure issues.

Sincerely,

Pamela Long
Assistant Director

cc: Mr. Christian J. Hoffmann, III, Esq.
        Quarles & Brady LLP
        One Renaissance Square
        Two North Central Avenue
        Phoenix, AZ 85004

        Mr. Hank Gracin, Esq.
        Lehman & Eilen, LLP
        Mission Bay Office Plaza
        20283 State Route 7, Suite 300
        Boca Raton, FL 33498